05011871

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

October 11, 2005

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL

RECEIVED OCT 13 2005 SEC MAIL PROCESSING SECTION 199 WASH, D.C.

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Financial Forecast and Dividend Forecast Modifications

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,
NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

10/19

Nintendo®

October 7, 2005

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Notice of Financial Forecast and Dividend Forecast Modifications

Based primarily on recent business trends, the Company hereby modifies the financial forecasts and dividend policy for the fiscal year ending March 2006 (April 1, 2005 - March 31, 2006), which were announced on May 26, 2005 as stated below.

1. Consolidated financial forecast modification

(1) Forecast of consolidated results for the six months ended September 2005 (April 1, 2005 - September 30, 2005)

Yen in Millions

	Net sales	Income before income taxes and extraordinary items	Net income
Previous forecast(A)	190,000	33,000	19,000
Revised forecast (B)	175,000	56,000	36,000
Net Increase/Decrease((B)-(A))	(15,000)	23,000	17,000
Net Increase/Decrease Percentage	(7.9%)	69.7%	89.5%
Actual result for the six months ended September 2004	188,009	79,218	46,445

(2) Forecast of consolidated results for the fiscal year ending March 2006 (April 1, 2005 - March 31, 2006)

Yen in Millions

	Net sales	Income before income taxes and extraordinary items	Net income
Previous forecast(A)	520,000	125,000	75,000
Revised forecast (B)	500,000	125,000	75,000
Net Increase/Decrease((B)-(A))	(20,000)	0	0
Net Increase/Decrease Percentage	(3.8%)	0.0%	0.0%
Actual result for the fiscal year ended March 2005	515,292	145,292	87,416

Estimated annual earnings per share: 580.88 yen

2. Non-consolidated financial forecast modification

(1) Forecast of non-consolidated results for the six months ended September 2005 (April 1, 2005 - September 30, 2005)

Yen in Millions

	Net sales	Income before income taxes and extraordinary items	Net income
Previous forecast(A)	170,000	30,000	18,000
Revised forecast (B)	180,000	60,000	38,000
Net Increase/Decrease((B)-(A))	10,000	30,000	20,000
Net Increase/Decrease Percentage	5.9%	100.0%	111.1%
Actual result for the six months ended September 2004	183,035	88,527	53,608

(2) Forecast of non-consolidated results for the fiscal year ending March 2006 (April 1, 2005 - March 31, 2006)

Yen in Millions

	Net sales	Income before income taxes and extraordinary items	Net income
Previous forecast(A)	420,000	100,000	60,000
Revised forecast (B)	390,000	95,000	60,000
Net Increase/Decrease((B)-(A))	(30,000)	(5,000)	0
Net Increase/Decrease Percentage	(7.1%)	(5.0%)	0.0%
Actual result for the fiscal year ended March 2005	443,044	134,123	80,005

Estimated annual earnings per share: 464.44 yen

3. Reason for modification

Consolidated net sales are expected to fall below of our initial forecast mainly due to weaker than expected sales of Nintendo GameCube hardware and software primarily in North America.

Offsetting the profit shortfall caused by lower sales, a substantial amount of foreign exchange gain was generated due to the weaker than estimated Japanese yen. Therefore, both consolidated and non-consolidated income before income taxes and extraordinary items, and net income are expected to exceed our forecast. Exchange rates per US dollar and Euro against Japanese yen as of September 30, 2005 were 113.19 yen and 136.13 yen, respectively.

As a result of revising the first half forecast, the Company's financial forecast for the fiscal year ending March 2006 has been modified as stated above. Estimated exchange rates used in the revised full year forecast per US dollar and Euro against the Japanese yen are 110.00 yen and 135.00 yen, respectively.

※ Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.

Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

4. Dividend policy modification

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position in preparation for sudden changes in the business environment and intensified competition. The Company consistently pays a dividend, however, profit levels are evaluated in each fiscal period to determine the level of profits to be returned to our shareholders.

On May 26, 2005, the Company announced that the profit level used in determining the cash dividend for the current fiscal year is to be 33% of consolidated operating income. The annual dividend per share is to be determined by dividing 33% of the consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2006 rounded up to the 10 yen digit. There is no upper limit established.

Our shareholders have been strongly requesting that a second dividend payout standard be considered on top of the current standard described above. As a result, the Company has decided to incorporate a second calculation of 50% of consolidated net income for the determination of the dividend. Accordingly, the dividend per share for this fiscal year will be established at the higher of the amount calculated based on the 33% consolidated operating income standard and the amount calculated based on the 50% consolidated net income standard.

As for interim dividend, it is scheduled to be 70 yen per share as previously announced, based on the policy of setting minimum annual dividend per share at 140 yen.